Filed pursuant to Rule 424(b)(3)
Registration Statement File No. 333-132296

PROSPECTUS SUPPLEMENT NO. 1

TO

PROSPECTUS DATED APRIL 25, 2008

MDWERKS, INC.

This prospectus supplement should be read in conjunction with our prospectus dated
April 25, 2008 and in particular “Risk Factors” beginning on page 5 of the prospectus.

This prospectus supplement includes the attached Current Report on Form 8-K of MDwerks, Inc., filed with the Securities and Exchange Commission on April 29, 2008.

The date of this prospectus supplement is May 1, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 24, 2008

MDWERKS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or Other Jurisdiction of Incorporation)

333-118155	33-1095411
(Commission File Number)	(IRS Employer Identification Number)

Windolph Center, Suite I
1020 N.W. 6th Street
Deerfield Beach, FL 33442

(Address of Principal Executive Offices)

(954) 389-8300

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13-e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02  Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

(c) On April 24, 2008, the Board of Directors of MDwerks, Inc. (the “Company”) approved a new Employment Agreement effective January 1, 2008 and expiring on December 31, 2010 (“Employment Agreement”) for Stephen M. Weiss, Chief Operating Officer of the Company. Under the terms of the Employment Agreement the annual base salary will be One Hundred and Eighty Five Thousand Dollars ($185,000) for the calendar year 2008 and, subject to performance acceptable to the Compensation Committee; Two Hundred Thousand Dollars ($200,000) for calendar year 2009; and Two Hundred and Fifteen Thousand Dollars ($215,000) for the calendar year 2010. There were other modifications made for reimbursement of business expenses. On April 29, 2008, Mr. Weiss and the Company executed the Employment Agreement document.

The foregoing discussion of Mr. Weiss’ Employment Agreement is qualified by reference to the form of Executive Level Employment Agreement between MDwerks, Inc. and Stephen M. Weiss attached as Exhibit 10.1, which is incorporated herein.

(d) On April 24, 2008, Mr. Shad Stastney and Mr. Chris Phillips were elected to the Board of Directors of the Company. Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital LLC, a company he jointly founded in 2004. Mr. Phillips joined Vicis Capital LLC in January 2008 as Managing Director and previously had been President and CEO of Apogee Financial Investments, Inc., a merchant bank, since August 2004. Messrs. Stastney and Phillips will not be compensated for their services but will be reimbursed for reasonable expenses incurred by them in attending board meetings.

Item 9.01 Financial Statements and Exhibits.

(d)    Exhibits

The following exhibits are filed as part of this report:

Exhibit No.	Description
10.1	Form of Executive Level Employment Agreement between MDwerks, Inc. and Stephen M. Weiss

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

MDWERKS, INC.

Date: April 29, 2008	By:	/s/ Howard B. Katz
Howard B. Katz
Chief Executive Officer

2

Exhibit Index

Exhibit No.	Description
10.1	Form of Executive Level Employment Agreement between MDwerks, Inc. and Stephen M. Weiss

3

EMPLOYMENT AGREEMENT

(Executive Level)

AGREEMENT, dated as of January 1, 2008, between MDwerks, Inc., a Delaware corporation (the "Company"), and the Executive identified on Exhibit A attached hereto (the "Executive").

WITNESSETH:

WHEREAS, the Company desires to retain the services of the Executive and to that end desires to enter into a contract of employment with him, upon the terms and conditions herein set forth; and

WHEREAS, the Executive desires to be employed by the Company upon such terms and conditions;

NOW, THEREFORE, in consideration of the premises and of the mutual benefits and covenants contained herein, the parties hereto, intending to be bound, hereby agree as follows:

1. APPOINTMENT AND TERM

Subject to the terms hereof, the Company hereby employs the Executive, and the Executive hereby accepts employment with the Company, all in accordance with the terms and conditions set forth herein, for a period commencing on the date hereof (the "Commencement Date") and ending on the date (the "Expiration Date") set forth in Exhibit A, unless the parties mutually agree in writing upon a later date.

2. DUTIES

(a) During the term of this Agreement, the Executive shall be employed in the position set forth in Exhibit A and shall, unless prevented by incapacity, devote all of his business time, attention and ability during normal corporate office business hours to the discharge of his duties hereunder and to the faithful and diligent performance of such duties and the exercise of such powers as may be assigned to or vested in him by the Board of Directors of the Company (the "Board"), the President and Chief Executive Officer of the Company and any other senior executive officer of the Company, such duties to be consistent with his position. The Executive shall obey the lawful directions of the Board, the Company's President and Chief Executive Officer and any other senior executive officer of the Company and shall use his diligent efforts to promote the interests of the Company and to maintain and promote the reputation thereof.

(b) The Executive shall not during his term of employment (except as a representative of the Company or with the consent in writing of the Board) be directly or indirectly engaged or concerned or interested in any other business activity, except through ownership of an interest of not more than 2% in any entity that does not compete with the Company, provided it does not impair the ability of the Executive to discharge fully and faithfully his duties hereunder.

(c) Notwithstanding the foregoing provisions, the Executive shall be entitled to serve in various leadership capacities in civic, charitable and professional organizations. The Executive recognizes that his primary and paramount responsibility is to the Company.

(d) The Executive shall be based in the Deerfield Beach, Florida area, except for required travel on the Company's business.

3. REMUNERATION

(a) As compensation for his services pursuant hereto, the Executive shall be paid a base salary during his employment hereunder at the annual rate set forth in Exhibit A. This amount shall be payable in equal periodic installments in accordance with the usual payroll practices of the Company.

(b) Except as provided above, in Exhibit A and in Sections 4 and 6 hereof, the Executive shall not be entitled to receive any additional compensation, remuneration or other payments from the Company.

4. HEALTH INSURANCE AND OTHER FRINGE BENEFITS

The Executive shall be entitled to participate in regular employee fringe benefit programs to the extent such programs are offered by the Company to its executive employees, including, but not limited to, medical, hospitalization and disability insurance and life insurance, Section 529 education plan and 401(k) plan.

5. VACATION

The Executive shall be entitled to the number of weeks of vacation set forth in Exhibit A (in addition to the usual national holidays) during each contract year during which he serves hereunder. Such vacation shall be taken at such time or times as will be mutually agreed between the Executive and the Company. Vacation not taken during a calendar year may not be carried forward.

6. REIMBURSEMENT FOR EXPENSES

The Executive shall be reimbursed for reasonable documented business expenses incurred in connection with the business of the Company in accordance with practices and policies established by the Company.

7. TERMINATION

(a) This Agreement shall terminate in accordance with the terms of Section 7(b) hereof; provided, however, that such termination shall not affect the obligations of the Executive pursuant to the terms of Sections 8 and 9.

(b) This Agreement shall terminate on the Expiration Date; or as follows:

(i) Upon the written notice to the Executive by the Company at any time, because of the willful and material malfeasance, dishonesty or habitual drug or alcohol abuse by the Executive related to or affecting the performance of his duties, the Executive's continuing and intentional breach, non-performance or non-observance of any of the terms or provisions of this Agreement, but only after notice by the Company of such breach, nonperformance or nonobservance and the failure of the Executive to cure such default as soon as practicable (but in any event within ten (10) days following written notice from the Company), the conduct by the Executive which the Board in good faith determines could reasonably be expected to have a material adverse effect on the business, assets, properties, results of operations, financial condition, personnel or prospects of the Company (within each category, taken as a whole), but only after notice by the Company of such conduct and the failure of the Executive to cure same as soon as practicable (but in any event within ten (10) days following written notice from the Company), or upon the Executive's conviction of a felony, any crime involving moral turpitude (including, without limitation, sexual harassment) related to or affecting the performance of his duties or any act of fraud, embezzlement, theft or willful breach of fiduciary duty against the Company.

(ii) In the event the Executive, by reason of physical or mental disability, shall be unable to perform the services required of him hereunder for a period of more than 60 consecutive days, or for more than a total of 90 non-consecutive days in the aggregate during any period of twelve (12) consecutive calendar months, on the 61st consecutive day, or the 91st day, as the case may be. The Executive agrees, in the event of any dispute under this Section 7(b)(ii), and after written notice by the Board, to submit to a physical examination by a licensed physician practicing in the South Florida area selected by the Board, and reasonably acceptable to the Executive.

(iii) In the event the Executive dies while employed pursuant hereto, on the day in which his death occurs.

(c) If this Agreement is terminated pursuant to Section 7(b), the Company will have no further liability to the Executive after the date of termination including, without limitation, the compensation and benefits described herein; provided that, in the case of termination pursuant to Section 7(b)(ii), the Executive will receive his then current salary until such time (but not more than 90 days after such disability) as payments begin under any disability insurance plan of the Executive.

(d) In the event the Company chooses not to enter into any agreement or amendment extending the Executive's employment beyond the Expiration Date, the Company agrees to provide Executive at least 60 days prior written notice of such determination (which notice may be given either prior to or after such Expiration Date, but if notice is given any later than 60 days prior to the Expiration Date, then the term of this Agreement shall be extended until the date which is 60 days after the date such notice is given), during which time the Executive may seek alternative employment while still being employed by the Company.

8. CONFIDENTIAL INFORMATION

(a) The Executive covenants and agrees that he will not at any time during the continuance of this Agreement or at any time thereafter (i) print, publish, divulge or communicate to any person, firm, corporation or other business organization (except in connection with the Executive's employment hereunder) or use for his own account any secret or confidential information relating to the business of the Company (including, without limitation, information relating to any customers, suppliers, employees, products, services, formulae, technology, know-how, trade secrets or the like, financial information or plans) or any secret or confidential information relating to the affairs, dealings, projects and concerns of the Company, both past and planned (the "Confidential Information"), which the Executive has received or obtained or may receive or obtain during the course of his employment with the Company (whether or not developed, devised or otherwise created in whole or in part by the efforts of the Executive), or (ii) take with him, upon termination of his employment hereunder, any information in paper or document form or on any computer-readable media relating to the foregoing. The term "Confidential Information" does not include information which is or becomes generally available to the public other than as a result of disclosure by the Executive or which is generally known in the medical claim processing and receivable financing business. The Executive further covenants and agrees that he shall retain the Confidential Information received or obtained during such service in trust for the sole benefit of the Company or its successors and assigns.

(b) The term Confidential Information as defined in Section 8(a) hereof shall include information obtained by the Company from any third party under an agreement including restrictions on disclosure known to the Executive.

(c) In the event that the Executive is requested pursuant to subpoena or other legal process to disclose any of the Confidential Information, the Executive will provide the Company with prompt notice so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with Section 8 of this Agreement. In the event that such protective order or other remedy is not obtained or that the Company waives compliance with the provisions of Section 8 of this Agreement, the Executive will furnish only that portion of the Confidential Information which is legally required.

9. RESTRICTIONS DURING EMPLOYMENT AND FOLLOWING TERMINATION

(a) The Executive shall not, anywhere within the United States, during his full term of employment under Section 1 hereof and for a period of one (1) year thereafter, notwithstanding any earlier termination pursuant to Section 7(b) hereof, without the prior written consent of the Company, directly or indirectly, and whether as principal, agent, officer, director, partner, employee, consultant, broker, dealer or otherwise, alone or in association with any other person, firm, corporation or other business organization, carry on, or be engaged, have an interest in or take part in, or render services to any person, firm, corporation or other business organization (other than the Company) engaged in a business which is competitive with all or part of the Business of the Company. The term "Business of the Company" shall mean developing, providing and marketing technology and financial services that focus on products and services related to processing claims by medical professionals and service providers for insurance reimbursement and the financing of receivables due to them arising out of such claims.

(b) The Executive shall not, for a period of one (1) year after termination of his employment hereunder, either on his own behalf or on behalf of any other person, firm, corporation or other business organization, endeavor to entice away from the Company any person who, at any time during the continuance of this Agreement, was an employee of the Company.

(c) The Executive shall not, for a period of one (1) year after termination of his employment hereunder, either on his own behalf or on behalf of any other person, firm, corporation or other business organization, solicit or direct others to solicit, any of the Company's customers or prospective customers (including, but not limited to, those customers or prospective customers with whom the Executive had a business relationship during his term of employment) for any purpose or for any activity which is competitive with all or part of the Business of the Company.

(d) It is understood by and between the parties hereto that the foregoing covenants by the Executive set forth in this Section 9 are essential elements of this Agreement and that, but for the agreement of the Executive to comply with such covenants, the Company would not have entered into this Agreement. It is recognized by the Executive that the Company currently operates in, and may continue to expand its operations throughout, the geographical territories referred to in Section 9(a) above. The Company and the Executive have independently consulted with their respective counsel and have been advised in all respects concerning the reasonableness and propriety of such covenants.

10. REMEDIES

(a) Without intending to limit the remedies available to the Company, it is mutually understood and agreed that the Executive's services are of a special, unique, unusual, extraordinary and intellectual character giving them a peculiar value, the loss of which may not be reasonably or adequately compensated in damages in an action at law, and, therefore, in the event of any material breach by the Executive that continues after any applicable cure period, the Company shall be entitled to equitable relief by way of injunction or otherwise.

(b) The covenants of Section 8 shall be construed as independent of any other provisions contained in this Agreement and shall be enforceable as aforesaid notwithstanding the existence of any claim or cause of action of the Executive against the Company, whether based on this Agreement or otherwise. In the event that any of the provisions of Sections 8 or 9 hereof should ever be adjudicated to exceed the time, geographic, product/service or other limitations permitted by applicable law in any jurisdiction, then such provisions shall be deemed reformed in any such jurisdiction to the maximum time, geographic, product/service or other limitations permitted by applicable law.

11. COMPLIANCE WITH OTHER AGREEMENTS

The Executive represents and warrants to the Company that the execution of this Agreement by him and his performance of his obligations hereunder will not, with or without the giving of notice or the passage of time or both, conflict with, result in the breach of any provision of or the termination of, or constitute a default under, any agreement to which the Executive is a party or by which the Executive is or may be bound.

12. WAIVERS

The waiver by the Company or the Executive of a breach of any of the provisions of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

13. BINDING EFFECT; BENEFITS

This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors, assigns, heirs and legal representatives, including any corporation or other business organization with which the Company may merge or consolidate or sell all or substantially all of its assets. Insofar as the Executive is concerned, this contract, being personal, cannot be assigned.

14. NOTICES

All notices and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when delivered to the person to whom such notice is to be given at his or its address et forth below, or such other address for the party as shall be specified by notice given pursuant hereto:

(a)	If to the Executive, to him at the address set forth in Exhibit A.

and

(b)	If to the Company, to it at:

MDwerks, Inc. Windolph Center, Suite I 1020 N.W. 6th Street Deerfield Beach, Florida 33442 Attention: Chairman of the Board

with a copy to:

Greenberg Traurig, LLP 200 Park Avenue, 14th Floor New York, New York 10166 Attention: Spencer G. Feldman, Esq.

15. MISCELLANEOUS

(a) This Agreement contains the entire agreement between the parties hereto and supersedes all prior agreements and understandings, oral or written, between the parties hereto with respect to the subject matter hereof. This Agreement may not be changed, modified, extended or terminated except upon written amendment approved by the Board and executed by a duly authorized officer of the Company.

(b) The Executive acknowledges that from time to time, the Company may establish, maintain and distribute employee manuals of handbooks or personnel policy manuals, and officers or other representatives of the Company may make written or oral statements relating to personnel policies and procedures. Such manuals, handbooks and statements are intended only for general guidance. No policies, procedures or statements of any nature by or on behalf of the Company (whether written or oral, and whether or not contained in any employee manual or handbook or personnel policy manual), and no acts or practices of any nature, shall be construed to modify this Agreement or to create express or implied obligations of any nature to the Executive.

(c) This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

(d) All questions pertaining to the validity, construction, execution and performance of this Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to its conflict of law principles.

(e) Any controversy or claim arising from, out of or relating to this Agreement, or the breach hereof (other than controversies or claims arising from, out of or relating to the provisions in Sections 8, 9 and 10), shall be determined by final and binding arbitration in Broward County, Florida, in accordance with the Employment Dispute Resolution Rules of the American Arbitration Association, by a panel of not less than three (3) arbitrators appointed by the American Arbitration Association. The decision of the arbitrators may be entered and enforced in any court of competent jurisdiction by either the Company or the Executive.

The parties indicate their acceptance of the foregoing arbitration requirement by initialing below:

/s/ VC	/s/ SW
For the Company	Executive

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

MDWERKS, INC.

By:	/s/ Vincent Colangelo
Name: Vincent Colangelo
Title: Chief Financial Officer

EXECUTIVE

/s/ Stephen M. Weiss
Name: Stephen M. Weiss